UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 14, 2020, Gamida Cell Ltd. (“Gamida Cell” or the “Company”) issued a Report on Form 6-K, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing that it conducted a Type B Meeting for omidubicel with the U.S. Food and Drug Administration (the “FDA”) on Friday, December 11, 2020.

During the meeting, the FDA provided encouraging feedback regarding the Phase 3 study of omidubicel pertaining to the pre-specified primary and secondary endpoints. The FDA also recommended that Gamida Cell generate additional manufacturing-related data prior to requesting a pre-Biologics License Application (BLA) meeting. Specifically, the FDA requested that Gamida Cell demonstrate analytical and clinical comparability from the company’s planned commercial manufacturing sites. The company believes the clinical comparability requirement will be met if the time to neutrophil engraftment in patients from the company’s ongoing expanded access program (EAP) using omidubicel produced at Gamida Cell’s planned commercial manufacturing sites is consistent with the results achieved in the Phase 3 clinical trial. Based on the feedback received at the meeting with FDA, Gamida Cell intends to submit a full BLA for omidubicel in the second half of 2021 in lieu of the company’s previous plan to initiate a rolling BLA submission by the end of 2020. The revised plan could support a potential commercial launch of omidubicel in the United States as early as mid-2022.

As previously announced, given the encouraging Phase 1 data presented at the 2020 ASH meeting, the company also plans to submit an IND for GDA-201, its expanded natural killer cell investigational therapy, in 2021.

This Report on Form 6-K contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to timing of initiation and progress of and data reported from the clinical trials of Gamida Cell’s product candidates, anticipated regulatory filings including BLA submission, launch readiness and FDA approval, commercialization efforts and Gamida Cell’s expectations regarding its projected ongoing operating activities, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this Report on Form 6-K and are based on information available to Gamida Cell as of the date of this release.

This Report on Form 6-K, excluding the exhibits attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press Release, dated December 14, 2020, Gamida Cell Provides Regulatory Update on Biologics License Application for Omidubicel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

December 14, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer